April 19, 2005


Mail Stop 0409

VIA U.S. MAIL AND FAX 1-619-741-9174


Mr.  Richard Schmidt
President
Axia Group, Inc.
5520 Wellesley Street #103C
La Mesa, CA  91942


RE:	Axia Group, Inc.
	Form 10-KSB for the year ended September 30, 2004
Forms 10-Q for the quarter ended December 31, 2004

Dear Mr. Schmidt:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.


							Sincerely,


Cicely Luckey
Accounting Branch Chief